Filed by Pivotal Holdings Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Swvl Inc.

Date: October 12, 2021

Swvl Achieves Exceptional Q3 2021 Results and Increases Growth Guidance

Delivers 3.6x quarter on quarter growth, 83% utilization and 500k active users

Swvl’s most mature market hits 92% utilization, 31% gross margin and -2.9% net margin

Raises FY2022 guidance by ~10% to $155m with opportunities for further substantial growth

DUBAI, UAE – October 12, 2021 – Swvl Inc. (“Swvl” or the “Company”), a Dubai-based provider of transformative mass transit and tech-enabled shared mobility solutions, today announced financial results for the third quarter ended September 30, 2021.

A link to the full report can be found here.

Third Quarter 2021 Financial Highlights

•	Gross revenue[1] of $16.0 million, an increase of 264% year-over-year, and 1,355% over last 3 years.

•	9.0 million bookings, an increase of ~230% year-over-year.

•	507,700 active users[2], an increase of ~207% year-over-year.

•	83% fleet utilization, an improvement of 73% over last 3 years.

•	17.6% gross margin[3], an improvement of 780% over last 2 years.

•

-12.5% net margin[4], an improvement of 279% over last 2 years. Swvl turned net margin profitable during COVID-19 to conserve cash demonstrating its ability to control the growth and profitability balance depending on strategic objectives and market environment.

•	First market, Cairo, significantly growing month on month while achieving 92% utilization, 31% gross margin and -2.9% net margin

•	156 active TaaS and SaaS clients, 247% growth over last 2 years

•	$174 million transport as a service (“TaaS”) and software as a service (“SaaS”) active pipeline annualized gross revenue, more than the entire 2022E gross revenue across B2C, TaaS and SaaS

•	~89% decrease in the time taken for route cohorts to reach > 60% utilization over the last 2 years; now reached in 1st month

•	~33% decrease in the time taken for customer cohorts to reach > $14 revenue per month over the last 2 years; now reached in 2nd month

Mostafa Kandil, Swvl Founder and CEO, said, “Our strong third quarter results demonstrate continued momentum in our business as we progress towards the closing of our transformative business combination with Queen’s Gambit, currently expected to occur in the fourth quarter of 2021. Despite COVID-19, we drove significant growth in revenue, users, bookings, and utilization.

[1]	Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers
[2]	Number of users who have done at least one booking in the quarter
[3]	Gross margin is a non-IFRS measure and represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines
[4]

Net margin reflects gross profit / loss, as recorded in the Company’s financial statements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines

During the quarter, we further advanced our long-term growth strategy by acquiring and forming partnerships with complementary platforms, expanding our leading mobility platform to new markets, bolstering our leadership team and publishing our first ever ESG report. Having achieved these significant milestones in such a short period of time, we are confident that our transition to a public company will only accelerate our growth trajectory as we continue to disrupt mass transit on a global scale.”

Financial Outlook

Given the Company’s significant outperformance, Swvl has raised its full-year 2022 guidance by approximately 10%, and now expects to achieve 2022 gross revenue of $155 million, up from previous guidance of $141 million.

Company Updates

•

Announced a definitive agreement for a $1.5bn business combination with Queen’s Gambit Growth Capital (“Queen’s Gambit”) (NASDAQ:GMBT), the first special purpose acquisition company led by women, on July 28, 2021. Following the closing of the transaction, which is expected to occur in the fourth calendar quarter of 2021, Swvl will become the first $1bn+ unicorn from the Middle East to list on Nasdaq.

•

Nominated three highly experienced women and technology leaders – Victoria Grace, Lone Fønss Schrøder, and Esther Dyson – to the combined company’s Board of Directors upon completion of the transaction.

•	Plans to form an advisory committee, including two members of Queen’s Gambit, to focus on fostering continued diversity and inclusion as a public company.

•	Entered into a strategic partnership with leading blockchain technologies company Concordium to leverage blockchain technologies to develop transformative next generation mass transit systems.

•

Announced the signing of a definitive agreement to acquire a controlling interest in Shotl, expanding Swvl’s platform into Europe, LATAM and APAC with the addition of 22 cities across 10 countries. The transaction is expected to close in the fourth calendar quarter of 2021.

•	Completed the pre-funding of $35.5 million of the $100 million aggregate PIPE subscription raised in connection with the proposed business combination with Queen’s Gambit.

•	Announced expansion of the Swvl platform into five new cities in Saudi Arabia, driven primarily by the Company’s TaaS offerings.

•

Released the Company’s first annual Environmental, Social and Governance (“ESG”) Report, which highlights the Company’s continued commitment to empowering individuals to realize greater social and economic equity and operating with sustainable business practices.

Youssef Salem, Swvl CFO, said, “Our exceptional third quarter results demonstrate our ability to overachieve across all areas: We continue to more than triple the business year on year. Our mature markets are already above 30% gross margin and just 2% below breakeven on full unit economics while continuing to grow double digit month on month. Our operations are already at 83% utilization which is the key enabler for margins beyond 40%. Our cohorts unveiling the strong fundamentals with routes significantly exceeding breakeven utilization and riders crossing more than double the acquisition cost in the 1st month. Doing this while we continue to deliver on our mission with more than half a million riders relying on Swvl in this quarter for safe, reliable, and affordable transportation.

Our Q3 outperformance is coupled with building a strong pipeline for next year. Organically, our TaaS / SaaS pipeline currently stands at approximately $180 million of annualized gross revenue in addition to multiple planned B2C city launches in Q4. Inorganically, we are looking to build on the acquisition of a controlling interest in Shotl by continuing to pursue strategic and accretive M&A opportunities. This is driving the 10% increase in guidance for FY2022 and we continue to see significant potential for further growth.”

About Swvl

Swvl is a global tech startup based in Dubai that provides a semi-private alternative to public transportation for individuals who cannot afford or access private options. The Company builds parallel mass transit systems offering intercity, intracity, B2B and B2G transportation, and currently operates in 37 cities across 16 countries. Swvl’s tech-enabled offerings make mobility safer, more efficient and environmentally friendly, while still ensuring that it is accessible and affordable for everyone. Customers can book their rides on an easy-to-use app with varied payment options and access high-quality private buses and vans that operate according to fixed routes, stations, times, and prices.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai, with operations across 100 cities and 15 countries.

For additional information about Swvl, please visit www.swvl.com.

Additional Information and Where to Find It

This news release relates to a proposed transaction among Swvl, Pivotal Holdings Corp, a wholly owned subsidiary of Swvl, (“Holdings”) and Queen’s Gambit. This news release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Holdings filed a registration statement on Form F-4 (File No. 333-259800) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement/prospectus. Queen’s Gambit and Holdings also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Queen’s Gambit are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders can able to obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Participants in the Solicitation

Queen’s Gambit, Swvl and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Queen’s Gambit’s shareholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the Registration Statement. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination among Swvl, Holdings and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the Registration Statement and proxy materials, or after the consummation of the business combination as a result of the limited time Queen’s Gambit had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; Swvl’s pending acquisition of a controlling interest in Shotl may not be completed as anticipated, or if completed, may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This news release is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This news release is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com